CITYCENTER HOLDINGS, LLC

4882 Frank Sinatra Drive

Las Vegas, Nevada 89158

December 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Folake K. Ayoola

Re:	CityCenter Holdings, LLC

Registration Statement on Form S-4 (File No. 333-177078)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CityCenter Holdings, LLC, a Delaware limited liability company (the “Company”), on behalf of itself and the other co-registrants listed on the above referenced Registration Statement on Form S-4 (the “Registration Statement”), hereby respectfully requests that the effective time of the Registration Statement be accelerated to 3:00 p.m., Eastern Time, on December 9, 2011 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

CityCenter Holdings, LLC

By:	Project CC, LLC
Its Managing Member

By:	/s/ Daniel J. D’Arrigo
Daniel J. D’Arrigo
Treasurer

cc:	Robyn Zolman, Gibson, Dunn & Crutcher LLP